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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                            Chemfix Technologies, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      163 611
           --------------------------------------------------------
                                 (CUSIP Number)

       Stephen M. Pickens, Vice President, Ally Capital Corporation,
       2330 Marinship Way, St. 300, Sausalito, CA 94965; tel: 415/331-5500
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 18, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

                                  SCHEDULE 13D

CUSIP No.                                                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ally Capital Corporation
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California, U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER               1,690,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER               1,690,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,690,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.00
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER

     The class of equity securities to which this Statement relates is the Common Stock, $.01 par value (the "Shares"), of Chemfix Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3500 North Causeway Blvd., Suite 720, Metairie, Louisiana 70002.

Item 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Ally Capital Corporation, a California corporation ("Ally Capital"). The principal executive offices of Ally Capital are located at 2330 Marinship Way, Suite 300, Sausalito, California 94965.

     Ally Capital's principal business involves the management of equipment finance portfolios for its own account and for the account of third parties.

     The name, business address, present principal occupation and citizenship of each executive officer and director of Ally Capital are set forth in Exhibit A hereto, which is incorporated herein by reference.

     During the last five years, neither Ally Capital nor, to the best knowledge of Ally Capital, any of its executive officers, directors or controlling persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration for the acquisition of the Shares reported as beneficially owned in Item 5 hereof is $530,487.27 of the claim of Ally Capital against the Issuer as Debtor in proceedings under Chapter 11 of the Bankruptcy Code, which claim as of August 11, 1995 amounted to $1,180,487.27, plus all interest, attorneys' fees, late charges, costs and other similar charges accruing thereunder. The Shares beneficially owned by Ally Capital were acquired pursuant to the Fourth Amended Plan of Reorganization (the "Plan"), as confirmed by the Order Confirming Plan (the "Order"), dated October 9, 1996, and the Notice of Order Confirming Debtor's Plan of Reorganization, dated October 18, 1996, by the United States Bankruptcy Court for the Eastern District of Louisiana.

Item 4.  PURPOSE OF TRANSACTION

     The purpose for the acquisition pursuant to the Plan of the Shares beneficially owned by Ally Capital is to settle partially the claim of Ally Capital against the Issuer as Debtor in Chapter 11 Bankruptcy proceedings. Ally Capital's current intention is to hold the Shares beneficially owned by it for investment. Ally Capital intends to review on a continuing basis various factors relating to its investment in the Issuer, including the Issuer's business and prospects, the market value of Shares, subsequent developments affecting the Issuer, other investment and business opportunities available to Ally Capital and general stock market and economic conditions. Based upon these factors, Ally Capital may determine to maintain its investment in or to sell all or part of the Shares beneficially owned by it.

     Also pursuant to the Plan, Ally Capital became entitled to appoint one director (who will be Stephen M. Pickens, a Vice President of Ally Capital) to the Board of Directors of the Issuer and to receive voting power over an aggregate of 2,050,000 Shares owned by David L. Donaldson and Michael E. McGoey (the "Donaldson and McGoey Stock"), the Chairman, President and Chief Executive Officer and the Chief Financial Officer, respectively, of the Issuer upon the occurrence of certain events, as follows:

          (a) On and after September 1, 1997, if Net Cash Flow (as defined below) of the Issuer is less than $125,000.00 before extraordinary items for the fiscal year beginning September 1, 1996 and ending August 31, 1997 and the Issuer has not received a minimum of $400,000 of additional contributed capital, equity or subordinated debt prior to August 1, 1997; or

          (b) On or after September 1, 1998, if the Issuer has received a minimum of $400,000 of additional contributed capital equity or subordinated debt prior to August 1, 1997 but Net Cash Flow for the fiscal year beginning September 1, 1996 and ending August 31, 1997 is less than $125,000 before extraordinary items, and Net Cash Flow for the fiscal year beginning September 1, 1997 and ending August 31, 1998 is not at least $125,000 before extraordinary items; or

          (c) On and after the date of the termination of the employment of Mr. Donaldson with the Issuer for any reason whatsoever on or before September 1, 1998; provided, however, that Ally Capital may not vote the Donaldson and McGoey Stock if Net Cash Flow of the Issuer is greater than $125,000.00 before extraordinary items for the fiscal year beginning September 1, 1996 and ending August 31, 1997 and the Issuer has received a minimum of $400,000 of additional contributed capital, equity or subordinated debt prior to August 1, 1997.

     Net Cash Flow is defined in the Plan to mean the Net Increase in Cash as reflected in the Issuer's Consolidated Statement of Cash Flows as prepared by the Issuers' accountants.

     The remaining $650,000.00 balance of the claim, pursuant to the Plan, constitutes indebtedness of the Issuer to Ally Capital bearing interest at the rate of 10.25% per annum from the date of the Order and is payable in consecutive monthly installments in amounts provided for in the Plan.

     Except as otherwise indicated in this Item 4, Ally Capital has no current plans or proposals with respect to the Issuer (although it reserves the right to develop any such plans or proposals) that relate to or that could result in the occurrence of any of the events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Ally Capital owns 1,690,000 Shares, representing 20.0% of the total number of Shares outstanding (based upon an aggregate of 8,449,119 Shares outstanding upon confirmation of and pursuant to the Plan). To the best knowledge of Ally Capital, no director, executive officer or controlling person of Ally Capital beneficially owns any Shares.

     (b) Ally Capital has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it.

     (c) Neither Ally Capital nor, to the best knowledge of Ally Capital, any director, executive officer or controlling person of Ally Capital, has effected any transactions in Shares during the past sixty days.

     (d) No person other than Ally Capital has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ally Capital.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in Item 4 hereof, the Plan provides that Stephen M. Pickens, a Vice President of Ally Capital, will be appointed to the Issuer's Board of Directors and Ally Capital will acquire voting power with respect to the Donaldson and McGoey Shares upon the occurrence of certain events.

     Except as set forth above, neither Ally Capital nor, to the best knowledge of Ally Capital, any executive officer, director or controlling persons of Ally Capital, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A.     Name, Business, Address and Present Principal Occupation and
Address of Employment of Each Executive Officer, Director and Controlling Person of Ally Capital.

     Exhibit B.     Notice of Order Confirming Debtor's Plan of Reorganization,
dated October 18, 1996.

     Exhibit C.     Fourth Amended Plan of Reorganization.

     Exhibit D.     Immaterial Modification to Fourth Amended Plan and Fourth
Amended Disclosure Statement.

                                      SIGNATURE

     After reasonably inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                         ALLY CAPITAL CORPORATION



                                         By: /s/ STEPHEN M. PICKENS
                                             --------------------------
                                             Stephen M. Pickens
                                             Vice President



Dated November 14, 1996

                            SEQUENTIAL EXHIBIT INDEX


Exhibit No.                     Description                        Page
-----------    ---------------------------------------------       ----
    A          Name, business address and present principal
               occupation and address of employment of the executive officers, directors and controlling persons of Ally Capital.

    B          Notice of Order Confirming Debtor's Plan of
               Reorganization, dated October 18,  1996
               (incorporated herein by reference to Exhibit 1
               to the Issuer's Current Report on Form 8-K,
               dated October 18, 1996 ("October 8-K") (File
               No. 0-12258)).                                        *

    C          Fourth Amended Plan of Reorganization
               (incorporated herein by reference to
               Exhibit 1 to the Issuer's Current Report on
               Form 8-K, dated September 19, 1996 (File
               No. 0-12258)).                                       *

    D          Immaterial Modification to Fourth Amended Plan
               and Fourth Amended Disclosure Statement
               (incorporated herein by reference to Exhibit 2
               to the October 8-K).                                 *


----------------
*  previously filed and incorporated herein by reference.

                                      EXHIBIT A



               Name, business address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Ally Capital:

                                           Present Position        Present Principal
    Name               Citizenship         with Ally Capital           Occupation
    ----               -----------         -----------------           -----------
D. Allen Gold       United Kingdom     President, Chief Executive         same
                                       Officer and Director

Gary K. Abreim      U.S.A              Senior Vice President,             same
                                       Chief Financial Officer
                                       and Director

Stephen M. Pickens  U.S.A.             Vice President                     same

James A. Kamradt    U.S.A.             Vice President                     same

Mary D. Stawski     U.S.A              Secretary                          same

     The business address of the above persons is Ally Capital Corporation, 2330 Marinship Way, Suite 300, Sausalito, California 94965.